Buenos Aires, January 15, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Credit rating of the company

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, due to the upgrade in Argentina`s credit rating in foreign currency, Moody’s Ratings resolved to upgrade the Company`s credit rating from “Caa3” to “Caa1”, with a stable outlook.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations